Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA

date 6 September 2006


06016895


PROCESSING
SEP 15 2006
SECTION

SUPPL

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Press-information dated 6 September 2006
- Interim-dividend announcement dated 6 September 2006

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.



P.A. Akkerman

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL



Encls.

Announcement **File no. 82-5149**

HEINEKEN HOLDING N.V.

registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice of the decision to distribute an interim dividend of €0.16 per ordinary share of €1.60 nominal value for the financial year 2006.

The interim dividend, less 25% dividend withholding tax, will be made payable as of 20 September 2006 at ABN AMRO Bank N.V., Amsterdam.
The company's ordinary shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam on 7 September 2006.

Amsterdam, 6 September 2006

Heineken Holding N.V.

press-information


RECEIVED
SEP 15 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.

Heineken Holding N.V. reports strong organic net profit growth of 13.7%

Amsterdam, 6 September 2006 - Heineken Holding N.V. today announced strong organic net profit growth of 13.7% for the first six months of 2006, a clear acceleration compared with the 5.4%-growth rate reported for the same period in 2005. Heineken Holding confirms its increased full-year forecast of an organic net profit growth of 'slightly above 10%' (recently upgraded from 'mid-single digit').

Key figures[1]

	H1 2006	H1 2005	Change	Organic growth
	(hl mln)	*(hl mln)*		
Group beer volume	62.8	56.2	11.6%	6.6%
	(€ mln)	*(€ mln)*		
Revenues	5,738	5,142	11.6%	6.3%
EBIT	759	601	26.3%	-
EBIT (beia)	726	638	13.8%	10.4%
Net Profit (beia)	410	371	10.5%	13.7%
Net Profit Heineken Holding N.V.	217	173	25.5%	-
	(€)	*(€)*		
Earnings per share	0.88	0.70	25.5%	-

- The net result of Heineken Holding N.V.'s participating interest in Heineken N.V. for the first half of 2006 turned out at € 217 million.

- Heineken achieved accelerated organic growth across all key metrics: +6.3% in revenues, +10.4% in EBIT (beia) and +13.7% in net profit (beia).

- Group beer volume grew 11.6%, to 62.8 million hectolitres of which organic growth accounted for 6.6%. Consolidated beer volume amounted to 53.3 million hectolitres.

- Net profit (beia) grew 10.5% to €410 million mainly driven by strong top-line growth. Net profit of Heineken N.V. was 25.5% higher reflecting in part €28 million in exceptional net book gains in the first half-year against costs of €23 million in the same period in 2005.

- Volume of the Heineken® brand in the global premium segment rose 12.7% to 11 million hectolitres, increasing the brand's share of the segment. The Heineken® brand performed strongly in the Americas, Central and Eastern

[1] For an explanation of the terms in this press release please refer to the glossary at the back of the release

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Europe and Africa, driven by engaging new marketing campaigns and consumer-driven innovations.

- The introduction of Heineken Premium Light in the USA exceeded expectations with sales of over 300,000 hectolitres by the end of June. Heineken expects that Heineken Premium Light will achieve more than 600,000 hectolitres sales in 2006, 50% above the original forecast. The introduction has also had a positive impact on the volume growth of Heineken® lager with depletions up 8% in the first six months.

- In Russia, the integration of the breweries acquired in 2005 is proceeding on schedule, and the findings of the brand portfolio optimisation review and the production allocation studies are now being implemented. We reiterate our full-year sales forecast of 13 million hectolitres beer volume, representing a high single-digit organic growth rate.

- The programme to reduce the fixed cost base by €200 million net of inflation by the end of 2008 (named Fit 2 Fight) is on track. The expected inflation on the fixed cost base over the period amounts to €160 million. Therefore Heineken has identified concrete projects to achieve total savings of €360 million before tax by the end of 2008. For the full-year 2006, Heineken expects to achieve 10-15% of the gross savings in fixed costs. The related exceptional one-off costs before tax in 2006 are estimated at €60-75 million.

Heineken Holding N.V. engages in no activities other than its participating interest in Heineken N.V. and the management and supervision of and provision of services to that company.

2006 full-year profit outlook

On 18 July 2006, Heineken raised its forecast of organic net profit growth for the full-year 2006 to “slightly above 10%” (from “mid-single digit”). The upgrade reflected the good performance of the Heineken® brand, strong volume growth in Central and Eastern Europe, the Americas, Africa and South East Asia, the better than expected volume performance of the expanded business in Russia and the successful introduction of Heineken Premium Light in the USA. Heineken expects the positive trend in its key markets and the strong growth of the Heineken® brand to continue. However, in the second half of 2006 the comparison with prior year will be more challenging than in the first half.

Heineken intends to increase the marketing investment in Heineken Premium Light in the USA. The effect of higher sales volumes and increased marketing investments is expected to reduce the forecasted negative impact of the launch on EBIT in the USA by €7 million to an estimated €18 million in 2006.

Profitability will be increased due to the implementation of the Fit 2 Fight cost-saving programme despite the increasing pressure on input costs and the costs of integrating and upgrading the Russian operations. In the second half of 2006 exceptional charges of €60-75 million before tax are expected in relation with Fit 2 Fight reorganisations. As announced previously, Heineken will also report an exceptional net gain of €279 million on the sale of land in Seville, Spain, in the second half.

Interim dividend

According to the articles of association of Heineken Holding N.V. both Heineken Holding and Heineken N.V. pay an identical dividend. An interim dividend of €0.16 per ordinary share of €1.60 nominal value will be paid on 20 September 2006. Heineken Holding N.V. ordinary shares will be quoted ex dividend on 7 September 2006.

www.heinekeninternational.com
Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam
telefoon 020 622 1152 - fax 020 625 2213
Inschrijving Handelsregister K.v.K. Amsterdam nr. 33078624

Notes to Heineken Holding N.V.'s consolidated interim figures for 2006

Group beer volume grew 6.6% organically

Group beer volumes (hl m)	H1 2006	H1 2005	Change	Organic change
Western Europe	16.0	15.8	0.7%	0.7%
Central and Eastern Europe	25.1	21.1	18.8%	5.3%
Americas	8.1	7.2	13.4%	13.4%
Africa and Middle East	8.2	7.1	15.5%	15.5%
Asia/Pacific	5.4	5.0	8.2%	8.2%
Total	**62.8**	**56.2**	**11.6%**	**6.6%**

Group beer volumes in the first six months of 2006 grew by 11.6% from 56.2 million hectolitres to 62.8 million hectolitres. Consolidated beer volumes totalled 53.3 million hectolitres. Organic growth in consolidated beer volumes amounted to 5.7%. Volumes were higher in all regions, including Western Europe. First-time consolidations added 2.8 million hectolitres to Group beer volume, and are related to the acquisitions in Russia in 2005 (Ivan Taranov, Baikal, Stepan Razin and Patra).

Brand portfolio optimisation and rationalisation translated into improved profitability and better volumes. Heineken will continue to conduct regular reviews and optimisation of its brand portfolio.

Volume generated by recent innovative beer systems such as DraughtKeg, BeerTender and the David draught system grew more than 30% albeit from what is still a low base. Our decision to invest substantially in DraughtKeg filling-line capacity will enable us to meet the consumer demand in full. New activities in the first half of 2006 included the rollout of Heineken Premium Light in the USA and the launch of Amstel Pulse in Australia and Greece following the introduction in Russia in December 2005.

Strong performance by Heineken® and Amstel®

Volume of the Heineken® brand in the premium segment grew 12.7% to 11 million hectolitres, whilst total Heineken® volume (including the Netherlands) rose to 12.6 million. Volume of Heineken®, the world's leading international premium beer brand, grew strongly in all regions with Western Europe up 4.5%, Central and Eastern Europe 14.5% higher and the Americas up almost 20%. In the USA, depletions (sales by distributors to the retailer trade) of the Heineken® brand including Heineken Premium Light grew 18%.

Heineken announced several new global marketing programmes for the Heineken® brand in the first half of 2006, including the renewal of Rugby World Cup sponsorship contract for the tournament in France in 2007 and a worldwide promotional campaign

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for the 21st James Bond film, 'Casino Royale'. These investments are designed to further increasing Heineken® brand equity and accelerate the growth of the brand. Heineken launched the Xtreme Draught, an innovative mobile draught beer system, using 20-litre kegs for the on-trade, in July of this year.

Amstel volume grew 9.9% to 5.8 million hectolitres, driven by a good performance in Africa and the Middle East and Europe. Amstel Pulse was introduced in Russia, Australia and Greece.

Revenues up 11.6%

Revenues increased by 11.6% to €5,738 million with organic growth accounting for €322 million (6.3%). Higher volumes added 4.7%, while the overall price and sales mix contributed 1.6%. A better price and sales mix was achieved in the mature markets. Volume growth in the developing beer markets more than compensated the effect of lower volumes in the wholesale operations.
First-time consolidation added €172 million (3.3%) to revenues. The most important consolidation changes relate to the acquisitions in Russia and the divestment of two wholesale units in France and the real estate business in Austria.
Currency movements, notably in the Chilean peso, the Nigerian naira and the Singapore dollar contributed a total of €100 million (+2.0%) to revenues.

Cost-saving programme: Fit 2 Fight

Heineken is committed to reducing its fixed cost base by €200 million net of inflation by the end of 2008. The expected inflation on the fixed cost base over the period amounts to €160 million. Therefore Heineken aims to achieve total savings of €360 million before tax by the end of 2008. Heineken has now fully identified a portfolio of definitive projects to this amount. This ambitious cost-saving programme, named Fit 2 Fight, is on track.

After completing the initial phase of the programme, Heineken has identified and targeted savings in three business streams, to be delivered over 3 years.
Supply chain savings are expected to contribute approximately 50% of the total, wholesale activities and commerce will represent around 20% of the savings, while support functions will contribute the remaining 30%.

At the geographical level, Western Europe is expected to deliver approximately 55% of the €360 million of gross cost-saving programmes, Central and Eastern Europe 25%, Africa 10% and the remaining 10% will be realised in the Americas, Asia-Pacific regions and at Heineken N.V.'s Head Office.

The total amount of restructuring costs associated with Fit 2 Fight will depend on the effective timing of the restructuring activities and the outcome of negotiations with corporate bodies and relevant authorities. At this stage, Heineken's best estimate of exceptional costs for the 3-year period is €325-375 million before tax. Cash outflows

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amount to approximately 80% of this amount. We forecast that around two thirds of the one-off costs will be booked before the end of 2007, the rest in 2008. The savings will further reduce the fixed costs ratio, the fixed costs under Fit 2 Fight expressed as a percentage of revenues. The 2005-ratio was 34.9% and has fallen to 34% in the first half of 2006.

The outcome of the external benchmarking study of support functions was completed in the second quarter and plans for implementing the findings at operating company level are being developed. The study indicates that material cost savings can be achieved by centralising activities and introducing shared services. In France and in the Netherlands new reorganisations were announced. In the Netherlands, the top op the company structure will be simplified. In France, the plan is integrating the organisations of Brasserie Heineken and Brasserie Fischer, and centralising certain services. In Slovakia the closure of the Rimavska Sobota brewery was announced.

Fit 2 Fight is now fully in its implementation phase. We expect to deliver about 10-15% of the gross savings in 2006, around 30-35% in 2007 and the remainder in 2008. Programmes initiated before 2006 delivered €15 million in the first half of 2006.

Review by region

Western Europe

Regional beer volumes in Western Europe grew organically by 0.7% to 16.0 million hectolitres. The positive performance was helped by good weather in May and June.

Heineken® volume in the premium segment grew by 4.5% in the first half with growth in all countries except Italy where the brand's volumes held firm in a declining market.

To provide a better insight into operating performance in Western Europe, Heineken N.V.'s Head Office results are now excluded from the region's results (see appendix 5).

Revenues in the region grew 3.4% to €2,653 million and EBIT (beia) totalled €296 million (+2.0%). The growth was driven by higher volumes, a slight improvement in the price and sales mix and a better contribution from the production of export beer turning out higher than planned. Profitability of the wholesale operations was slightly lower reflecting the challenging situation in the on-trade. EBIT grew 22% to €328 million, partly reflecting an exceptional gain of €32 million in the first half as against exceptional costs of €22 million in the same period in 2005.

Introducing innovations such as extra-cold beer, shaped cans and new draught beer systems, drives top-line growth in the profitable Western European markets. The region will also contribute substantially to the Fit 2 Fight cost-saving programme. In this regard, reorganisations in the French and Dutch operations were announced recently.

The Netherlands

Revenues increased 2%, as a result of volume growth fuelled by successful Soccer World Cup promotions and favourable weather. Volume of the Heineken® brand decreased 1.3% in the first half as the brand scaled down its participation in price promotions. The brands Amstel and Brand recorded excellent volume growth and the market share of Heineken Brouwerijen increased. EBIT was lower due to the ongoing price war in the off-trade and continuing competitive pressure in the on-trade.
Good revenue growth at Vrumona (+3.4%), our soft drinks operation, drove a substantial increase in of tits EBIT.

France

The Heineken® brand grew 2.4% in a challenging market environment largely due to the success of new pack types, such as DraughtKeg, which grew 70% compared with the same period in last year. This positive development combined with a better price and sales mix helped to offset the effect of lower volumes (-2.8%) on revenue. EBIT (beia) increased as a result of cost savings.

Spain
Heineken España increased revenues by high single-digit thanks to strong volume growth, driven by the Heineken®, Amstel and Cruzcampo brands. Owing to timing differences in selling and marketing costs and higher personnel costs, however, EBIT (beia) was lower.

Italy
The beer market was adversely affected by the weak economy and competition intensified. Heineken Italia's domestic beer volumes declined by 3%. Volume of the Heineken® brand was stable and Moretti volume was only marginally lower. The implementation of stringent cost control resulted in a stable EBIT (beia), despite lower revenues.
Heineken Italia has launched Moretti Zero, a non-alcohol version of Moretti lager.

Other markets
Group beer volumes were higher in all other Western European markets. In the UK, in particular, the brand portfolio again achieved strong growth (+27%), with the Heineken® brand volume up almost 20%. This reflects an increase in distribution and the consumers growing acceptance of the brand's premium positioning. Heineken entered into a four-year agreement with Chelsea Football Club to serve Heineken in Stamford Bridge and is now available on board of all British Airways flights. In Ireland, we reinforced our No. 1 position in the lager segment, increasing market share to over 30%.

Central and Eastern Europe

Regional beer volumes grew 18.8% to 25.1 million hectolitres. First-time consolidations contributed 2.8 million hectolitres. Organic growth was 5.3%, driven by a strong performance in Poland, Germany, Greece, Russia and Romania.

The Heineken® brand posted a healthy 14.5% growth throughout the region, exceeding the 1 million hectolitre mark for the first-time. In particular Greece, Russia, Poland and Hungary contributed to the growth of the brand.

Revenue grew 24.4% with an organic growth rate of 8.1%. First-time consolidations accounted for a 14.2%-increase. EBIT (beia) grew 40% to €155 million fuelled by higher volumes, better prices and sales mix and a positive contribution from changes in currency-rates, mainly the zloty and the rouble.

Poland
Total beer volume increased 4.5%, driven by the excellent growth of Warka Jasne Pelne, and by the sustained strong performance of Heineken® and Zywiec, Poland's leading premium brand. Revenues and EBIT (beia) improved on the back of higher volumes and better prices.

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Russia
Beer volume in Russia grew strongly and Heineken now forecasts sales of 13 million hectolitres by the year-end. Strong growth was recorded by the Heineken® brand (+23%), Zlaty Bazant, Amstel, PIT and Guinness. Sales volume of the Ochota brand passed the 1.5 million hectolitre mark but Botcharev brand volumes were lower. EBIT increased mainly due to the first-time consolidation of the newly acquired breweries. The higher costs related to the integration activities and increased marketing and sales efforts are expected to limit the full-year organic EBIT growth.

Austria
Although lower sales in the on-trade, a refocusing of the brand portfolio and higher selling prices translated into lower group beer volumes (-1.5%), there was a substantial increase in EBIT (beia). Heineken® and Puntigamer volume was higher.

Greece
The beer market in Germany increased helped by the Soccer World Cup and favourable weather conditions. Brau Holding International increased beer volume by 5.8% and also EBIT (beia) improved.

The Americas

Volumes grew in most countries in the region, with particularly strong progress in the USA. Across the region, the Heineken® brand grew strongly by 19.6%, fuelled by strong sales in South America (+21.7%), the good performance of Heineken® lager in the USA, and the successful introduction of Heineken Premium Light. Regional beer volume grew 13.4% to 8.1 million hectolitres. Revenues grew 17.4% to €964 million and EBIT (beia) increased 6.5% to €127 million.

In the first half of 2006 Heineken realised an average exchange rate of USD/€1.28, compared with USD/€ 1.24 in the first half of 2005. Impact on EBIT is negligible.

USA
Overall beer market conditions in the USA improved only slightly, but import and speciality beers performed strongly. According to the Beer Institute, the import segment grew by 10.6% in the first 6 months and Heineken's depletions excluding the Femsa brands grew 15%.

Revenues increased 20.1% to which organic growth contributed 18.6%, driven by higher volumes of the Heineken® brand and the Femsa portfolio of Mexican beers. Group beer volume of Heineken USA (excluding the Femsa brands) grew by 19.1% to 3.7 million hectolitres, boosted by the success of Heineken Premium Light. Despite the substantial incremental marketing investments, EBIT was marginally higher.

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Total Heineken® brand volume in the USA grew 23% to 3.2 million hectolitres. Heineken® lager benefited from the successful introduction of DraughtKeg and from the halo effect of the introduction of Heineken Premium Light. Heineken® lager volume grew 11%, while depletions (sales by distributors to the retail trade) increased 8%.

Heineken Premium Light volume sold to distributors up to the end of June exceeded 300,000 hectolitres, well ahead of forecast. This volume includes the 'pipeline filling' by the distributors and retail trade. Depletions in July and August have continued at a high level and Heineken forecasts sales of more than 600,000 hectolitres of Heineken Premium Light in 2006. Heineken intends to increase the marketing investment in Heineken Premium Light. The effect of higher sales volumes and increased marketing investments are expected to reduce the forecast negative impact of the launch on EBIT by €7 million to €18 million in 2006.

Amstel Light depletions were 6% down on last year. Volume was affected by a later than usual start of the marketing campaigns and the refocusing of the brand's role in the market.

The Femsa brands recorded a 17% growth in first six months of 2006. Volumes increased in all regions of the USA. In particular the premium positioned Dos Equis lager developed strongly with volumes up 27%.

Canada

In Canada, the Heineken® brand volume enjoyed double-digit growth exceeding 200,000 hectolitres benefiting from the sterling efforts of our partner, Molson Coors.

Chile and Argentina

Organic growth in revenues and EBIT at CCU was significant, reflecting substantially higher volumes and a positive exchange-rate effect. The beer market developed well helped by favourable weather conditions in Chile and Argentina. CCU boosted Heineken® brand volume by 12.6%.

The Caribbean

The market environment in the Caribbean is still weak, but Heineken's overall performance was good. Despite some pressure on revenues, EBIT improved slightly as a result of strict cost control.

Africa and the Middle East

Regional beer volumes grew 15.6% organically to 8.2 million hectolitres. Sales volume was notably strong in Central Africa, whilst volume in the Middle East was affected by the political situation.

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Revenues grew 16.7% to €564 million, and EBIT increased 14.7% to €115 million, on the back of a strong volume performance and better prices and sales mix. The improving political and economic environment in Central Africa was a major driver of volume growth.

The Heineken® brand grew 25.5%, with positive performances in all countries except Lebanon. Growth was particularly strong in South Africa, Egypt, Israel, and Central Africa.

Nigeria

Nigerian Breweries reported slightly higher beer volumes in the first half-year, but grew at a lower pace than the market. Improved margins and positive exchange-rate effects contributed positively to the significant growth in EBIT.

Egypt

Despite a 6.5% organic growth in revenues, the profitability was lower as a result of higher costs and redundancy payments. At the beginning of the year a new management team was installed with the task to reversing the EBIT trend. The Heineken® brand performed well.

South Africa

Brandhouse, the South-African joint venture between Heineken, Diageo and Namibian Breweries, started its second year with a strong performance. The focus on the Heineken® brand resulted in a volume growth of 45% while volume of Amstel, brewed under licence in South Africa, grew 36%.

Asia Pacific

Regional beer volumes grew 8.2%, with Asia Pacific Breweries (APB), our joint venture with Fraser & Neave in the region, reporting 9.7% higher beer volume. In Australia, beer volume grew double-digit and in Indonesia beer volume increased 2.1%. The Heineken® brand grew more than 10%, and performed particularly well in China and Taiwan.

EBIT increased from €37 million to €47 million. Currency-rates added €3 million to EBIT. Profit levels in the beer market in China overall are adversely affected by continuing pressure on selling prices and overcapacity.

The Asia/Pacific region offers attractive volume growth potential and Heineken is fully committed to exploiting opportunities in the region. The establishment of positions in India and Laos and the expansion of the operations in Vietnam are recent examples. In India, APB bought a 76%-stake in the Aurangabad breweries, and announced an investment in a greenfield brewery in Andhra Pradesh. In Vietnam, APB acquired two breweries from Foster's establishing a strong No. 2 position in this growing and profitable market.

Organic EBIT (beia) growth of 10.4%

EBIT (beia) grew 13.8% to €726 million, driven by a strong organic volume growth, resulting in an organic EBIT (beia) increase of 10.4%. Currency movements contributed 2.3% to EBIT growth mainly due to the appreciation of the Chilean peso and the Nigerian naira. The effect of the exchange-rate of the American dollar on EBIT was negligible. First-time consolidations contributed €7 million to EBIT (beia).
EBIT rose 26.3% to €759 million, partly due to exceptional gains totalling €38 million in the first half of 2006 compared with €34 million of exceptional costs in the same period in 2005.

Development of EBIT

	H1 2006	H1 2005
EBIT	759	601
Amortisation of brands	5	3
Exceptional items	-38	34
EBIT (beia)	**726**	**638**

		Change
EBIT (beia) H1 2005	**638**	
Organic EBIT growth	66	10.4%
Exchange rate effects	15	2.3%
First-time consolidations	7	1.1%
EBIT (beia) H1 2006	**726**	**13.8%**

Marketing and selling costs rose organically by 8.5%, partly due to the introduction of Heineken Premium Light in the USA. Marketing and selling costs, as a percentage of revenues, turned out at 13.0%.
The organic growth in raw material costs was 4.4% and was mainly the result of higher sales volumes, mitigated by better purchasing prices compared with last year.
The cost of packaging materials increased organically by 10.6%, with higher volumes responsible for half of this growth, and more expensive packaging and new products (DraughtKeg, BeerTender) accounting for the remainder.
Energy and water costs increased 23.2% organically mainly due to the higher energy prices. Higher oil prices also affected transportation costs, which increased by around 15%.
Personnel costs increased organically 3.9%, mainly due to the growth of the business.
Interest costs increased slightly from €72 million to €78 million. While the net debt level was lower, the average interest rate increased, reflecting general market developments and notably higher interest rates of the existing debt at companies consolidated for the first-time. Ongoing integration activities will reduce this effect.
The effective tax rate is 29% (2005: 30%). For the full-year, Heineken forecasts an effective tax rate of around 27%, in line with 2005.

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Minority interests in Heineken N.V. group companies amounted to €62 million, up from last year's €44 million, driven by the strong performances in Poland and Nigeria, and CCU's strong results in Latin America.

Development of Net Profit

	H1 2006	H1 2005
Net Profit of Heineken N.V.	433	345
Amortisation of brands	5	3
Exceptional items	-28	23
Net Profit (beia) of Heineken N.V.	**410**	**371**

		Change
Net Profit (beia) of Heineken N.V. H1 2005	**371**	
Organic Net Profit growth	51	13.7%
Exchange rate effects	-2	-0.5%
First-time consolidations	-10	-2.7%
Net Profit (beia) of Heineken N.V. H1 2006	**410**	**10.5%**

Organic growth in Net profit (beia) amounted to 13.7% or €51 million. Net profit of Heineken N.V. was 25.5% higher at €433 million, as a result of strong organic profit growth, which was only partially offset by a negative first-time consolidation effect of €10 million.
Exchange-rate movements had a limited negative effect.
Basic earnings per share (EPS) amounted to €0.88 compared with €0.70 in the same period in 2005.

Exceptional items

In 2006 Heineken recorded €38 million in book gains before tax on the sale of non-core assets. In the first half of 2005 Heineken reported a €34 million exceptional charge before tax in respect of restructuring.

In the second half of 2006, Heineken will record an exceptional net book gain of €279 million on the sale of the land of the existing brewery in Seville, Spain. In 2005, Heineken reported costs of €69 million before tax in respect of redundancies at the same brewery.
Heineken also expects to report exceptional costs before tax of €60-75 million in the second half of 2006 relating to the implementation of the Fit 2 Fight cost-saving programmes.

Exchange-rate movements

The effect of movements in exchange rates on EBIT (beia) was €15 million positive, but the impact on Net profit (beia) of €2 million negative.

Heineken delays the impact on the group's results of fluctuations in the USD/€ exchange-rate by hedging its dollar exposure resulting from export activities, 12-18

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months in advance. The effects of these hedging activities must be accounted for partly at EBIT level and partly as Other net financing income, complying with IAS 32/39 accounting policies.

The average USD-rate realised in the first half of 2006 was €/USD1.28, compared with €/USD1.24 in the same period in 2005. The effect of the USD (after hedging) on EBIT was negligible and €7 million negative on Net profit (beia).

Heineken expects a net dollar inflow of USD870 million in 2006, 91% of which was already hedged on 1 September at €/USD1.26, including hedging costs. For 2007, the net dollar inflow is forecast at USD890 million and has been hedged for USD656 million (74%) on 1 September at USD/€1.26.

Balance sheet and cash flow

Cash flow from operating activities increased to €632 million from €566 million in the first half of 2005, due to the better operating performance. Investments in working capital absorbed €307 million of cash flow reflecting the seasonality of the business and in line with the €303 million in same period in 2005.

Gross capital expenditures on fixed assets at €400 million, represented 7.0% of revenues compared with 8.0% at the end of June 2005. The capital expenditure forecast for 2006 is €875 million, including €110 million relating to the construction of the new brewery in Seville, Spain. The consideration for the Spanish real estate sale will be received in tranches: 20% in 2006, 40% in 2007 and 40% in 2008. The tax related with the capital gain will be paid in full in 2006.

Cash and securities at the end of June amounted to €477 million, while interest-bearing debt totalled €3,060 million. The net debt position improved further to €2,583 million, from €2,862 million at the end of June 2005 and €2,647 million on 31 December 2005. Equity attributable to equity holders of Heineken Holding N.V. amounted to €2,126 million, equating to a book value per share of €8.68 compared with €8.10 at the end of 2005.

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Appendices

1. Consolidated Income Statement of Heineken Holding N.V.
2. Consolidated Balance Sheet of Heineken Holding N.V.
3. Movement in total equity
4. Consolidated statement of recognised income and expense
5. Information by region
6. Consolidated Statement of Cash Flows of Heineken Holding N.V.
7. Notes to the condensed interim financial statements
8. Glossary

Press enquiries

Véronique Schyns
Tel: +31 20 52 39 606355

veronique.schyns@heineken.com

Investor and analyst enquiries

Jan van de Merbel
Tel: +31 20 52 39 590

investors@heineken.com

The press conference will be broadcast live via the website from 09.00 CET today. The presentation for analysts can be seen live from 12.30 CET. The analysts' conference call will be held at 16.00 CET and will be broadcast live via the website. The three presentations can be monitored live on www.heinekeninternational.com, from which they can be downloaded afterwards.

Appendix 1

Consolidated income statement of Heineken Holding N.V.*

For the six months period ended 30 June 2006 *In millions of euros*	**2006**	**2005**
Revenues	**5,738**	**5,142**
Raw material, consumables and services	3,588	3,184
Personnel expenses	1,066	1,027
Amortisation and depreciation	336	340
Total expenses	4,990	4,551
Operating profit	**748**	**591**
Interest income	13	33
Interest expenses	(91)	(105)
Other net financing income	8	19
Net financing costs	(70)	(53)
Share of profit of associates	11	10
Profit before tax	**689**	**548**
Income tax expense	(194)	(159)
Profit	**495**	**389**
Attributable to:		
Equity holders of Heineken Holding N.V. (net profit)	**217**	**173**
Minority interests in Heineken N.V.	216	172
Minority interests in Heineken N.V. group companies	62	44
Number of shares	245,011,848	245,011,848
Basic earnings per share (in Euro)	0.88	0.70
Diluted earnings per share (in Euro)	0.88	0.70

* Unaudited

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Appendix 1 continued

Raw materials, consumables and services*

In millions of euros	**2006**	**2005**
Raw materials	378	359
Packaging	713	607
Goods for resale	728	657
Stock movements	(28)	(19)
Marketing and selling expenses	746	676
Transport costs	308	253
Energy and water	134	102
Repair and maintenance	127	114
Other expenses	482	435
	3,588	**3,184**

*Unaudited

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Appendix 2

Consolidated balance sheet of Heineken Holding N.V.*
As at 30 June 2006

In millions of euros	30 June 2006	31 December 2005	30 June 2005
Assets			
Non-current assets			
Property, plant & equipment	4,958	5,067	4,777
Intangible assets	2,392	2,380	1,935
Investments in associates	170	172	205
Investments	627	646	689
Deferred tax assets	280	286	265
	8,427	**8,551**	**7,871**
Current assets			
Inventories	990	883	960
Trade and other receivables	2,303	1,787	2,262
Investments	16	23	19
Cash and cash equivalents	461	585	695
	3,770	**3,278**	**3,936**
	12,197	**11,829**	**11,807**
Total equity			
Issued capital	392	392	392
Reserves	286	285	222
Retained earnings	1,448	1,308	1,181
Total equity attributable to the equity holders of Heineken Holding N.V.	**2,126**	**1,985**	**1,795**
Minority interests in Heineken N.V.	**2,125**	**1,984**	**1,794**
Minority interests in Heineken N.V. group companies	**507**	**545**	**492**
	4,758	**4,514**	**4,081**
Liabilities			
Non-current liabilities			
Interest-bearing loans and borrowings	2,144	2,195	2,509
Other non-current liabilities	32	38	38
Employee benefits	644	664	689
Provisions	347	273	332
Deferred tax liabilities	423	393	382
	3,590	**3,563**	**3,950**
Current liabilities			
Bank overdraft	251	351	589
Interest-bearing loans and borrowings	665	709	478
Trade and other payables	2,734	2,451	2,572
Income tax payable	191	141	106
Provisions	8	100	31
	3,849	**3,752**	**3,776**
	7,439	**7,315**	**7,726**
	12,197	**11,829**	**11,807**

* Unaudited

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Inschrijving Handelsregister K.v.K. Amsterdam nr. 33078624

Appendix 3

Movement in total equity*

In millions of euros

	Issued capital	Reserves	Retained earnings	Equity attributable to the equity holders of Heineken Holding N.V.	Minority interests in Heineken N.V.	Minority interests in Heineken N.V. group companies	Total equity
Balance at 1 January 2005	**392**	**178**	**1,058**	**1,628**	**1,628**	**477**	**3,733**
Net income recognised directly in equity	-	42	11	53	53	2	108
Profit	-	-	173	173	172	44	389
Transfer from retained earnings	-	2	(2)	-	-	-	-
Long term incentive plan	-	-	-	-	-	-	-
Dividends to shareholders	-	-	(59)	(59)	(59)	(30)	(148)
Shares issued	-	-	-	-	-	(1)	(1)
Changes in consolidation	-	-	-	-	-	-	-
Balance at 30 June 2005	**392**	**222**	**1,181**	**1,795**	**1,794**	**492**	**4,081**
Balance at 1 July 2005	**392**	**222**	**1,181**	**1,795**	**1,794**	**492**	**4,081**
Net income recognised directly in equity	-	56	(35)	21	21	56	98
Profit	-	40	168	208	208	64	480
Transfer to retained earnings	-	(33)	33	-	-	-	-
Long term incentive plan	-	-	-	-	-	-	-
Dividends to shareholders	-	-	(39)	(39)	(39)	(56)	(134)
Shares issued	-	-	-	-	-	-	-
Changes in consolidation	-	-	-	-	-	(11)	(11)
Balance at 31 December 2005	**392**	**285**	**1,308**	**1,985**	**1,984**	**545**	**4,514**
Balance at 1 January 2006	**392**	**285**	**1,308**	**1,985**	**1,984**	**545**	**4,514**
Net income recognised directly in equity	-	6	(19)	(13)	(12)	(35)	(60)
Profit	-	-	217	217	216	62	495
Transfer to retained earnings	-	-	-	-	-	-	-
Long term incentive plan	-	-	1	1	1	-	2
Dividends to shareholders	-	-	(59)	(59)	(59)	(64)	(182)
Purchase of shares	-	(5)	-	(5)	(5)	1	(9)
Changes in consolidation	-	-	-	-	-	(2)	(2)
Balance at 30 June 2006	**392**	**286**	**1,448**	**2,126**	**2,125**	**507**	**4,758**

	2006	2005
Number of shares as at 1 January	**245,011,848**	**245,011,848**
Number of shares as at 30 June	**245,011,848**	**245,011,848**

* Unaudited

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Appendix 4

Consolidated statement of recognised income and expense*

For the six months period ended 30 June 2006 *In millions of euros*	**30 June 2006**	**31 December 2005**	**30 June 2005**
Foreign exchange translation differences	(106)	94	107
Transition to IAS 32 and 39:			
- Change in hedging and fair value reserve	-	(1)	68
- Change in retained earnings	-	(3)	(20)
Fair value adjustments available for sale investments	(17)	2	15
Cash flow hedges:			
- Effective portion of changes in fair value	62	(9)	(54)
- Transferred to the income statement	1	15	(8)
Net income recognised directly in equity	(60)	98	108
Profit	495	480	389
Total recognised income and expense	**435**	**578**	**497**
Attributable to:			
Equity holders of Heineken Holding N.V.	204	229	226
Minority interests in Heineken N.V.	204	229	225
Minority interests in Heineken N.V. group companies	27	120	46
Total recognised income and expense	**435**	**578**	**497**

* Unaudited

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Appendix 5

Information by region*

For the six months period ended 30 June 2006

In millions of euros	**2006**	**2005**
Revenues**		
Western Europe	2,653	2,566
Central and Eastern Europe	1,591	1,279
Americas	964	821
Africa and Middle East	564	483
Asia/Pacific	281	249
Head Office/eliminations	(315)	(256)
Total revenues	**5,738**	**5,142**
EBIT		
Western Europe	328	267
Central and Eastern Europe	156	108
Americas	127	120
Africa and Middle East	115	100
Asia/Pacific	47	37
Head Office/eliminations	(14)	(31)
Total EBIT	**759**	**601**
EBIT (beia)		
Western Europe	296	289
Central and Eastern Europe	155	111
Americas	127	120
Africa and Middle East	115	100
Asia/Pacific	47	37
Head Office/eliminations	(14)	(19)
Total EBIT (beia)	**726**	**638**
Total assets		
Western Europe	3,966	3,870
Central and Eastern Europe	5,170	4,444
Americas	1,157	1,219
Africa and Middle East	1,017	1,048
Asia/Pacific	479	438
Head Office	293	382
	12,082	11,401
Unallocated items	115	406
Total assets	**12,197**	**11,807**

* Unaudited

** 2005 figures are restated, as revenues from services are included in the regions and no longer presented separately. More over, Head Office cost is reported separately and no longer included under Western Europe.

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Appendix 6

Consolidated statement of cash flows of Heineken Holding N.V.*

For the six months period ended 30 June 2006

In millions of euros	**2006**	**2005**
Operating activities		
Profit attributable to the equity holders of Heineken Holding N.V. (net profit)	217	173
Adjustments for:		
Depreciation and amortisation	374	355
Gain on sale of property, plant & equipment and intangible assets	(38)	(15)
Investment income and share of profit of associates	(31)	(50)
Interest expense	91	105
Tax expense	194	159
Minority interests in Heineken N.V.	216	172
Minority interests in Heineken N.V. group companies	62	44
Other non-cash items	52	64
Cash flow from operations before changes in working capital and provisions	**1,137**	**1,007**
Change in trade and other receivables	(510)	(539)
Change in inventories	(157)	(134)
Change in trade and other payables	360	370
Total change in working capital	**(307)**	**(303)**
Change in provisions and employee benefits	(32)	8
Cash flow from operations	**798**	**712**
Interest paid and received	(56)	(57)
Dividend received	10	5
Income taxes paid	(120)	(94)
Cash flow from interest dividend and income tax	**(166)**	**(146)**
Cash flow from operating activities	**632**	**566**
Investing activities		
Proceeds from sale of property, plant & equipment and intangible assets	70	52
Purchase of intangible assets	(14)	(7)
Purchase of property, plant & equipment	(386)	(402)
Loans issued to customers (debt securities)	(88)	(99)
Repayment on loans to customers (debt securities)	62	60
Cash flow from operational investing activities	**(356)**	**(396)**

* Unaudited

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Consolidated statement of cash flows of Heineken Holding N.V. - continued

For the six months period ended 30 June 2006
In millions of euros

	2006	**2005**
Acquisition of subsidiaries, associates and investments	(50)	(206)
Disposal of subsidiaries, associates and investments	17	260
Cash flow from acquisitions	**(33)**	**54**
Cash flow from investing activities	**(389)**	**(342)**
Financing activities		
Proceeds from long term borrowings	78	544
Repayment of long term borrowings	(163)	(653)
Dividends paid	(189)	(168)
Other	20	13
Cash flow from financing activities	**(254)**	**(264)**
Net cash flow	**(11)**	**(40)**
Cash as at 1 January	234	157
Effect of foreign exchange movements	(13)	(11)
Cash as at 31 December	**210**	**106**

Appendix 7: Notes to the condensed interim financial statements

Reporting entity

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the Company for the six months period ended 30 June 2006 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken') and Heineken's interests in associates and joint ventures.

Heineken Holding's consolidated financial statements for 2005 are available on request from Tweede Weteringplantsoen 5, 1017 ZD Amsterdam, The Netherlands or can be obtained from the website www.heinekeninternational.com.

Accounting policies

The accounting policies applied by Heineken Holding in these condensed consolidated interim financial statements are the same as the policies applied by Heineken Holding in the consolidated financial statements for 2005. Applied are International Financial Reporting Standards (IFRS) adopted by the EU (i.e., only IFRS which have been adopted for use in the EU at the date of publication).
They do not contain all the information required for a complete full-year set of financial statements and should be read in conjunction with Heineken Holding's consolidated financial statements for 2005.

Use of estimates

The preparation of interim financial statements involves the forming of judgements by management, based on estimates and assumptions affecting the application of the accounting policies and the reported carrying amounts of assets and liabilities and amounts of income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the principal judgements formed by management in applying Heineken Holding's accounting policies and the principal sources of the estimates used were the same as the judgements and sources used in preparing the consolidated financial statements for 2005.

Risk management

Heineken Holding's objectives and policy with regard to the management of financial risks are the same as the objectives and policy set forth in the consolidated financial statements for 2005.

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Appendix 8: Glossary

Amstel® volume	The group volume of the Amstel brand
beia	Before exceptional items and amortisation of brands
Capex	Capital expenditure on property, plant and equipment
Cash conversion ratio	Free operating cash flow / Profit (beia)
Consolidated beer volume	100% of beer volume produced and sold by fully consolidated companies and the share of beer volume produced and sold by proportionately consolidated joint-venture companies.
Depletions	Sales by distributors to the retail trade
Dividend pay out	Dividend as a percentage of net profit
Earnings per share	Net Profit divided by the average number of share outstanding during the year
EBIT	Earnings before interest and taxes and other net financing costs
EBITDA	Earnings before interest and taxes and other net financing costs before depreciation and amortisation
Effective tax rate	Taxable profit adjusted for share of profit of associates, dividend income and impairments of other investments
Fit 2 Fight	Cost-saving programme aimed at reducing the fixed cost base versus 2005 by €200 million by 2008.
Fixed costs under Fit 2 Fight	Fixed costs under Fit 2 Fight include personnel, depreciation and amortisation, repair and maintenance and other fixed expenses. Exceptional items are excluded in these expenses
Fixed costs ratio	Fixed costs under Fit 2 Fight as a percentage of revenues
Free operating cash flow	This represents the total of cash flow from operating activities, and cash flow from operational investing activities
Gearing	Net debt/shareholders' equity
Group beer volume	The part of the total group volume that relates to beer
Heineken® volume	The group volume of the Heineken® brand
Heineken® volume in premium segment	The group volume of the Heineken® brand in the premium segment (Heineken® volume in the Netherlands is excluded)
Net debt	Non-current and current interest bearing loans and borrowings and bank overdrafts less securities and cash
Net interest cover	EBITDA/Net interest costs
Net Profit	Profit after deduction of minority interests (Profit attributable to equity holders of Heineken Holding N.V.)
Organic growth	Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and changes in accounting policies
Organic volume growth	Increase in consolidated volume, excluding the effect of

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	the first-time consolidation of acquisitions.
Profit	Total profit of the group before deduction of minority interests
®	All brand names mentioned in this press release, including those not marked by an ® are registered trade marks and are legally protected
Regional beer volume	The group beer volume in a region. A region is defined as Heineken's managerial classification of countries into geographical units.
Revenues	Net realised sales proceeds in euros
Top line growth	Growth in net revenue
Total beer volume	The group beer volume in a country
Total group volume	100% of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties

Disclaimer
This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

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SEP 1 5 2006
160

Heineken N.V. reports strong organic net profit growth of 13.7%

Amsterdam, 6 September 2006 - Heineken N.V. today announced strong organic net profit growth of 13.7% for the first six months of 2006, a clear acceleration compared with the 5.4%-growth rate reported for the same period in 2005. Heineken confirms its increased full-year forecast of an organic net profit growth of 'slightly above 10%' (recently upgraded from 'mid-single digit').

Key figures[1]

	H1 2006	H1 2005	Change	Organic growth
	(hl mln)	*(hl mln)*		
Group beer volume	62.8	56.2	11.6%	6.6%
	(€ mln)	*(€ mln)*		
Revenues	5,738	5,142	11.6%	6.3%
EBIT	759	601	26.3%	-
EBIT (beia)	726	638	13.8%	10.4%
Net Profit	433	345	25.5%	-
Net Profit (beia)	410	371	10.5%	13.7%
	(€)	*(€)*		
Earnings per share	0.88	0.70	25.5%	-

- Heineken achieved accelerated organic growth across all key metrics: +6.3% in revenues, +10.4% in EBIT (beia) and +13.7% in net profit (beia).
- Group beer volume grew 11.6%, to 62.8 million hectolitres of which organic growth accounted for 6.6%. Consolidated beer volume amounted to 53.3 million hectolitres.
- Net profit (beia) grew 10.5% to €410 million mainly driven by strong top-line growth. Net profit was 25.5% higher reflecting in part €28 million in exceptional net book gains in the first half-year against costs of €23 million in the same period in 2005.
- Volume of the Heineken® brand in the global premium segment rose 12.7% to 11 million hectolitres, increasing the brand's share of the segment. The Heineken® brand performed strongly in the Americas, Central and Eastern Europe and Africa, driven by engaging new marketing campaigns and consumer-driven innovations.

[1] For an explanation of the terms in this press release please refer to the glossary at the back of the release

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Heineken N.V. – Registered office in Amsterdam – Trade Register Amsterdam no. 33011433

- The introduction of Heineken Premium Light in the USA exceeded expectations with sales of over 300,000 hectolitres by the end of June. Heineken expects that Heineken Premium Light will achieve more than 600,000 hectolitres sales in 2006, 50% above the original forecast. The introduction has also had a positive impact on the volume growth of Heineken® lager with depletions up 8% in the first six months.

- In Russia, the integration of the breweries acquired in 2005 is proceeding on schedule, and the findings of the brand portfolio optimisation review and the production allocation studies are now being implemented. We reiterate our full-year sales forecast of 13 million hectolitres beer volume, representing a high single-digit organic growth rate.

- The programme to reduce the fixed cost base by €200 million net of inflation by the end of 2008, named Fit 2 Fight, is on track. The expected inflation on the fixed cost base over the period amounts to €160 million. Therefore Heineken has identified concrete projects to achieve total savings of €360 million before tax by the end of 2008. For the full-year 2006, Heineken expects to achieve 10-15% of the gross savings in fixed costs. The related exceptional one-off costs before tax in 2006 are estimated at €60-75 million.

CEO's Statement

'We have made a strong start to the year. Our performance over the first six months demonstrates that we are beginning to deliver against the four priorities I have set for the business: accelerating top-line growth, increasing efficiency, speeding up implementation and focusing on selected market opportunities.

'At the heart of our improved performance has been the acceleration in top-line growth. One of the key drivers is the excellent performance of the Heineken® brand in all regions, and most notably the successful launch of Heineken Premium Light in the USA, and the accelerated rollout of DraughtKeg.

'At the same time, we have made progress towards our ambitious target to reduce fixed cost by €200 million by the end of 2008. We have completed the identification and benchmarking phase and have already announced reorganisations in France and the Netherlands.

'Our focus on Russia remains strong. Our volume performance, combined with our positive progress towards integration and our brand portfolio optimisation review, is a clear indication that we are on track to achieve our objectives for the market.

'We recognize though that there is much we still have to do. However, I see that the changes at Heineken are taking root and that the company is becoming more focused

and competitive. We are confident that the effectiveness of our renewed marketing and commercial activities, coupled with our focus on driving down costs will provide a solid platform on which we will deliver future growth. '

2006 full-year profit outlook

On 18 July 2006, Heineken raised its forecast of organic net profit growth for the full-year 2006 to "slightly above 10%" (from "mid-single digit"). The upgrade reflected the good performance of the Heineken® brand, strong volume growth in Central and Eastern Europe, the Americas, Africa and South East Asia, the better than expected volume performance of the expanded business in Russia and the successful introduction of Heineken Premium Light in the USA. Heineken expects the positive trend in its key markets and the strong growth of the Heineken® brand to continue. However, in the second half of 2006 the comparison with prior year will be more challenging than in the first half.

Heineken intends to increase the marketing investment in Heineken Premium Light in the USA. The effect of higher sales volumes and increased marketing investments is expected to reduce the forecast negative impact of the launch on EBIT in the USA by €7 million to an estimated €18 million in 2006.

Profitability will be increased due to the implementation of the Fit 2 Fight cost-saving programme despite the increasing pressure on input costs and the costs of integrating and upgrading the Russian operations. In the second half of 2006 exceptional charges of €60-75 million before tax are expected in relation with Fit 2 Fight reorganisations. As announced previously, Heineken will also report an exceptional net gain of €279 million on the sale of land in Seville, Spain, in the second half.

Interim dividend

An interim dividend of €0.16 per share of €1.60 nominal value will be paid on 20 September 2006. The ex-dividend date for Heineken N.V. shares is 7 September 2006.

Group beer volume grew 6.6% organically

Group beer volumes (hl m)	H1 2006	H1 2005	Change	Organic change
Western Europe	16.0	15.8	0.7%	0.7%
Central and Eastern Europe	25.1	21.1	18.8%	5.3%
Americas	8.1	7.2	13.4%	13.4%
Africa and Middle East	8.2	7.1	15.5%	15.5%
Asia/Pacific	5.4	5.0	8.2%	8.2%
Total	**62.8**	**56.2**	**11.6%**	**6.6%**

Group beer volumes in the first six months of 2006 grew by 11.6% from 56.2 million hectolitres to 62.8 million hectolitres. Consolidated beer volumes totalled 53.3 million hectolitres. Organic growth in consolidated beer volumes amounted to 5.7%. Volumes were higher in all regions, including Western Europe. First-time consolidations added 2.8 million hectolitres to Group beer volume, and are related to the acquisitions in Russia in 2005 (Ivan Taranov, Baikal, Stepan Razin and Patra).

Brand portfolio optimisation and rationalisation translated into improved profitability and better volumes. Heineken will continue to conduct regular reviews and optimisation of its brand portfolio.

Volume generated by recent innovative beer systems such as DraughtKeg, BeerTender and the David draught system grew more than 30% albeit from what is still a low base. Our decision to invest substantially in DraughtKeg filling-line capacity will enable us to meet the consumer demand in full. New activities in the first half of 2006 included the rollout of Heineken Premium Light in the USA and the launch of Amstel Pulse in Australia and Greece following the introduction in Russia in December 2005.

Strong performance by Heineken® and Amstel®

Volume of the Heineken® brand in the premium segment grew 12.7% to 11 million hectolitres, whilst total Heineken® volume (including the Netherlands) rose to 12.6 million. Volume of Heineken®, the world's leading international premium beer brand, grew strongly in all regions with Western Europe up 4.5%, Central and Eastern Europe 14.5% higher and the Americas up almost 20%. In the USA, depletions (sales by distributors to the retailer trade) of the Heineken® brand including Heineken Premium Light grew 18%.

Heineken announced several new global marketing programmes for the Heineken® brand in the first half of 2006, including the renewal of Rugby World Cup sponsorship contract for the tournament in France in 2007 and a worldwide promotional campaign for the 21st James Bond film, 'Casino Royale'. These investments are designed to further increasing Heineken® brand equity and accelerate the growth of the brand.

Heineken launched the Xtreme Draught, an innovative mobile draught beer system, using 20-litre kegs for the on-trade, in July of this year.

Amstel volume grew 9.9% to 5.8 million hectolitres, driven by a good performance in Africa and the Middle East and Europe. Amstel Pulse was introduced in Russia, Australia and Greece.

Revenues up 11.6%

Revenues increased by 11.6% to €5,738 million with organic growth accounting for €322 million (6.3%). Higher volumes added 4.7%, while the overall price and sales mix contributed 1.6%. A better price and sales mix was achieved in the mature markets. Volume growth in the developing beer markets more than compensated the effect of lower volumes in the wholesale operations.
First-time consolidation added €172 million (3.3%) to revenues. The most important consolidation changes relate to the acquisitions in Russia and the divestment of two wholesale units in France and the real estate business in Austria.
Currency movements, notably in the Chilean peso, the Nigerian naira and the Singapore dollar contributed a total of €100 million (+2.0%) to revenues.

Cost-saving programme: Fit 2 Fight

Heineken is committed to reducing its fixed cost base by €200 million net of inflation by the end of 2008. The expected inflation on the fixed cost base over the period amounts to €160 million. Therefore Heineken aims to achieve total savings of €360 million before tax by the end of 2008. The company has now fully identified a portfolio of definitive projects to this amount. This ambitious cost-saving programme, named Fit 2 Fight, is on track.

After completing the initial phase of the programme, Heineken has identified and targeted savings in three business streams, to be delivered over 3 years.
Supply chain savings are expected to contribute approximately 50% of the total, wholesale activities and commerce will represent around 20% of the savings, while support functions will contribute the remaining 30%.

At the geographical level, Western Europe is expected to deliver approximately 55% of the €360 million of gross cost-saving programmes, Central and Eastern Europe 25%, Africa 10% and the remaining 10% will be realised in the Americas, Asia-Pacific regions and at Head Office.

The total amount of restructuring costs associated with Fit 2 Fight will depend on the effective timing of the restructuring activities and the outcome of negotiations with corporate bodies and relevant authorities. At this stage, Heineken's best estimate of exceptional costs for the 3-year period is €325-375 million before tax. Cash outflows amount to approximately 80% of this amount. We forecast that around two thirds of the one-off costs will be booked before the end of 2007, the rest in 2008. The savings will

further reduce the fixed costs ratio, the fixed costs under Fit 2 Fight expressed as a percentage of revenues. The 2005-ratio was 34.9% and has fallen to 34% in the first half of 2006.

The outcome of the external benchmarking study of support functions was completed in the second quarter and plans for implementing the findings at operating company level are being developed. The study indicates that material cost savings can be achieved by centralising activities and introducing shared services. In France and in the Netherlands new reorganisations were announced. In the Netherlands, the top of the company structure will be simplified. In France, the plan is integrating the organisations of Brasserie Heineken and Brasserie Fischer, and centralising certain services.
In Slovakia the closure of the Rimavska Sobota brewery was announced.

Fit 2 Fight is now fully in its implementation phase. We expect to deliver about 10-15% of the gross savings in 2006, around 30-35% in 2007 and the remainder in 2008. Programmes initiated before 2006 delivered €15 million in the first half of 2006.

Review by region

Western Europe

Regional beer volumes in Western Europe grew organically by 0.7% to 16.0 million hectolitres. The positive performance was helped by good weather in May and June.

Heineken® volume in the premium segment grew by 4.5% in the first half with growth in all countries except Italy where the brand's volumes held firm in a declining market.

To provide a better insight into operating performance in Western Europe, Head Office results are now excluded from the region's results (see appendix 5).

Revenues in the region grew 3.4% to €2,653 million and EBIT (beia) totalled €296 million (+2.0%). The growth was driven by higher volumes, a slight improvement in the price and sales mix and a better contribution from the production of export beer turning out higher than planned. Profitability of the wholesale operations was slightly lower reflecting the challenging situation in the on-trade. EBIT grew 22% to €328 million, partly reflecting an exceptional gain of €32 million in the first half as against exceptional costs of €22 million in the same period in 2005.

Introducing innovations such as extra-cold beer, shaped cans and new draught beer systems, drives top-line growth in the profitable Western European markets. The region will also contribute substantially to the Fit 2 Fight cost-saving programme. In this regard, reorganisations in the French and Dutch operations were announced recently.

The Netherlands
Revenues increased 2% as a result of volume growth fuelled by successful Soccer World Cup promotions and favourable weather. Volume of the Heineken® brand decreased 1.3% in the first half as the brand scaled down its participation in price promotions. The brands Amstel and Brand recorded excellent volume growth and the market share of Heineken Brouwerijen increased. EBIT was lower due to the ongoing price war in the off-trade and continuing competitive pressure in the on-trade.
Good revenue growth at Vrumona (+3.4%), our soft drinks operation, drove a substantial increase in of its EBIT.

France
The Heineken® brand grew 2.4% in a challenging market environment largely due to the success of new pack types, such as DraughtKeg, which grew 70% compared with the same period in last year. This positive development combined with a better price and sales mix helped to offset the effect of lower volumes (-2.8%) on revenue. EBIT (beia) increased as a result of cost savings.

Spain
Heineken España increased revenues by high single-digit thanks to strong volume growth, driven by the Heineken®, Amstel and Cruzcampo brands. Owing to timing differences in selling and marketing costs and higher personnel costs, however, EBIT (beia) was lower.

Italy
The beer market was adversely affected by the weak economy and competition intensified. Heineken Italia's domestic beer volumes declined by 3%. Volume of the Heineken® brand was stable and Moretti volume was only marginally lower. The implementation of stringent cost control resulted in a stable EBIT (beia), despite lower revenues.
Heineken Italia has launched Moretti Zero, a non-alcohol version of Moretti lager.

Other markets
Group beer volumes were higher in all other Western European markets. In the UK, in particular, the brand portfolio again achieved strong growth (+27%), with the Heineken® brand volume up almost 20%. This reflects an increase in distribution and the consumers growing acceptance of the brand's premium positioning. Heineken entered into a four-year agreement with Chelsea Football Club to serve Heineken in al bars and restaurants at Stamford Bridge and is now available on board of all British Airways flights. In Ireland, we reinforced our No. 1 position in the lager segment, increasing market share to over 30%.

Central and Eastern Europe

Regional beer volumes grew 18.8% to 25.1 million hectolitres. First-time consolidations contributed 2.8 million hectolitres. Organic growth was 5.3%, driven by a strong performance in Poland, Germany, Greece, Russia and Romania.

The Heineken® brand posted a healthy 14.5% growth throughout the region, exceeding the 1 million hectolitre mark for the first-time. In particular Greece, Russia, Poland and Hungary contributed to the growth of the brand.

Revenue grew 24.4% with an organic growth rate of 8.1%. First-time consolidations accounted for a 14.2%-increase. EBIT (beia) grew 40% to €155 million fuelled by higher volumes, better prices and sales mix and a positive contribution from changes in currency-rates, mainly the zloty and the rouble.

Poland
Total beer volume increased 4.5%, driven by the excellent growth of Warka Jasne Pelne, and by the sustained strong performance of Heineken® and Zywiec, Poland's leading premium brand. Revenues and EBIT (beia) improved on the back of higher volumes and better prices.

Russia

Beer volume in Russia grew strongly and Heineken now forecasts sales of 13 million hectolitres by the year-end. Strong growth was recorded by the Heineken® brand (+23%), Zlaty Bazant, Amstel, PIT and Guinness. Sales volume of the Ochota brand passed the 1.5 million hectolitre mark but Botcharev brand volumes were lower.
EBIT increased mainly due to the first-time consolidation of the newly acquired breweries. The higher costs related to the integration activities and increased marketing and sales efforts are expected to limit the full-year organic EBIT growth.

Austria

Although lower sales in the on-trade, a refocusing of the brand portfolio and higher selling prices translated into lower group beer volumes (-1.5%), there was a substantial increase in EBIT (beia). Heineken® and Puntigamer volume was higher.

Greece

Good weather and increased tourist traffic contributed to low-single digit beer volume growth in Greece. The two leading brands in Greece, Heineken® and Amstel, grew 7.4% and 1.5% respectively. EBIT also improved, reflecting better prices and tighter cost control.

Germany

The beer market in Germany increased helped by the Soccer World Cup and favourable weather conditions. Brau Holding International increased beer volume by 5.8% and also EBIT (beia) improved.

The Americas

Volumes grew in most countries in the region, with particularly strong progress in the USA. Across the region, the Heineken® brand grew strongly by 19.6%, fuelled by strong sales in South America (+21.7%), the good performance of Heineken® lager in the USA, and the successful introduction of Heineken Premium Light. Regional beer volume grew 13.4% to 8.1 million hectolitres. Revenues grew 17.4% to €964 million and EBIT (beia) increased 6.5% to €127 million.

In the first half of 2006 Heineken realised an average exchange rate of USD/€1.28, compared with USD/€ 1.24 in the first half of 2005. Impact on EBIT is negligible.

USA

Overall beer market conditions in the USA improved only slightly, but import and speciality beers performed strongly. According to the Beer Institute, the import segment grew by 10.6% in the first 6 months and Heineken's depletions excluding the Femsa brands grew 15%.

Revenues increased 20.1% to which organic growth contributed 18.6%, driven by higher volumes of the Heineken® brand and the Femsa portfolio of Mexican beers. Group beer volume of Heineken USA (excluding the Femsa brands) grew by 19.1% to

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Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered office in Amsterdam – Trade Register Amsterdam no. 33011433

3.7 million hectolitres, boosted by the success of Heineken Premium Light. Despite the substantial incremental marketing investments, EBIT was marginally higher.

Total Heineken® brand volume in the USA grew 23% to 3.2 million hectolitres. Heineken® lager benefited from the successful introduction of DraughtKeg and from the halo effect of the introduction of Heineken Premium Light. Heineken® lager volume grew 11%, while depletions (sales by distributors to the retail trade) increased 8%.

Heineken Premium Light volume sold to distributors up to the end of June exceeded 300,000 hectolitres, well ahead of forecast. This volume includes the 'pipeline filling' by the distributors and retail trade. Depletions in July and August have continued at a high level and Heineken forecasts sales of more than 600,000 hectolitres of Heineken Premium Light in 2006. Heineken intends to increase the marketing investment in Heineken Premium Light. The effect of higher sales volumes and increased marketing investments are expected to reduce the forecast negative impact of the launch on EBIT by €7 million to €18 million in 2006.

Amstel Light depletions were 6% down on last year. Volume was affected by a later than usual start of the marketing campaigns and the refocusing of the brand's role in the market.

The Femsa brands recorded a 17% growth in first six months of 2006. Volumes increased in all regions of the USA. In particular the premium positioned Dos Equis lager developed strongly with volumes up 27%.

Canada

In Canada, the Heineken® brand volume enjoyed double-digit growth exceeding 200,000 hectolitres benefiting from the sterling efforts of our partner, Molson Coors.

Chile and Argentina

Organic growth in revenues and EBIT at CCU was significant, reflecting substantially higher volumes and a positive exchange-rate effect. The beer market developed well helped by favourable weather conditions in Chile and Argentina. CCU boosted Heineken® brand volume by 12.6%.

The Caribbean

The market environment in the Caribbean is still weak, but Heineken's overall performance was good. Despite some pressure on revenues, EBIT improved slightly as a result of strict cost control.

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Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
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Africa and the Middle East

Regional beer volumes grew 15.5% organically to 8.2 million hectolitres. Sales volume was notably strong in Central Africa, whilst volume in the Middle East was affected by the political situation.

Revenues grew 16.7% to €564 million, and EBIT increased 14.7% to €115 million, on the back of a strong volume performance and better prices and sales mix. The improving political and economic environment in Central Africa was a major driver of volume growth.

The Heineken® brand grew 25.5%, with positive performances in all countries except Lebanon. Growth was particularly strong in South Africa, Egypt, Israel, and Central Africa.

Nigeria
Nigerian Breweries reported slightly higher beer volumes in the first half-year, but grew at a lower pace than the market. Improved margins and positive exchange-rate effects contributed positively to the significant growth in EBIT.

Egypt
Despite a 6.5% organic growth in revenues, the profitability was lower as a result of higher costs and redundancy payments. At the beginning of the year a new management team was installed with the task to reversing the EBIT trend. The Heineken® brand performed well.

South Africa
Brandhouse, the South-African joint venture between Heineken, Diageo and Namibian Breweries, started its second year with a strong performance. The focus on the Heineken® brand resulted in a volume growth of 45% while volume of Amstel, brewed under licence in South Africa, grew 36%.

Asia Pacific

Regional beer volumes grew 8.2%, with Asia Pacific Breweries (APB), our joint venture with Fraser & Neave in the region, reporting 9.7% higher beer volume. In Australia, beer volume grew double-digit and in Indonesia beer volume increased 2.1%. The Heineken® brand grew more than 10%, and performed particularly well in China and Taiwan.

EBIT increased from €37 million to €47 million. Currency-rates added €3 million to EBIT. Profit levels in the beer market in China overall are adversely affected by continuing pressure on selling prices and overcapacity.

The Asia/Pacific region offers attractive volume growth potential and Heineken is fully committed to exploiting opportunities in the region. The establishment of positions in India and Laos and the expansion of the operations in Vietnam are recent examples. In India, APB bought a 76%-stake in the Aurangabad breweries, and announced an

investment in a greenfield brewery in Andhra Pradesh. In Vietnam, APB acquired two breweries from Foster's establishing a strong No. 2 position in this growing and profitable market.

Organic EBIT (beia) growth of 10.4%

EBIT (beia) grew 13.8% to €726 million, driven by a strong organic volume growth, resulting in an organic EBIT (beia) increase of 10.4%. Currency movements contributed 2.3% to EBIT growth mainly due to the appreciation of the Chilean peso and the Nigerian naira. The effect of the exchange-rate of the American dollar on EBIT was negligible. First-time consolidations contributed €7 million to EBIT (beia).
EBIT rose 26.3% to €759 million, partly due to exceptional gains totalling €38 million in the first half of 2006 compared with €34 million of exceptional costs in the same period in 2005.

Development of EBIT

	H1 2006	H1 2005
EBIT	759	601
Amortisation of brands	5	3
Exceptional items	-38	34
EBIT (beia)	**726**	**638**

		Change
EBIT (beia) H1 2005	**638**	
Organic EBIT growth	66	10.4%
Exchange rate effects	15	2.3%
First-time consolidations	7	1.1%
EBIT (beia) H1 2006	**726**	**13.8%**

Marketing and selling costs rose organically by 8.5%, partly due to the introduction of Heineken Premium Light in the USA. Marketing and selling costs, as a percentage of revenues, turned out at 13.0%.
The organic growth in raw material costs was 4.4% and was mainly the result of higher sales volumes, mitigated by better purchasing prices compared with last year.
The cost of packaging materials increased organically by 10.6%, with higher volumes responsible for half of this growth, and more expensive packaging and new products (DraughtKeg, BeerTender) accounting for the remainder.
Energy and water costs increased 23.2% organically mainly due to the higher energy prices. Higher oil prices also affected transportation costs, which increased by around 15%.
Personnel costs increased organically 3.9%, mainly due to the growth of the business.
Interest costs increased slightly from €72 million to €78 million. While the net debt level was lower, the average interest rate increased, reflecting general market developments and notably higher interest rates of the existing debt at companies consolidated for the first-time. Ongoing integration activities will reduce this effect.

The effective tax rate is 29% (2005: 30%). For the full-year, Heineken forecasts an effective tax rate of around 27%, in line with 2005.
Minority interests amounted to €62 million, up from last year's €44 million, driven by the strong performances in Poland and Nigeria, and CCU's strong results in Latin America.

Development of Net Profit

	H1 2006	H1 2005
Net Profit	433	345
Amortisation of brands	5	3
Exceptional items	-28	23
Net Profit (beia)	**410**	**371**

		Change
Net Profit (beia) H1 2005	**371**	
Organic Net Profit growth	51	13.7%
Exchange rate effects	-2	-0.5%
First-time consolidations	-10	-2.7%
Net Profit (beia) H1 2006	**410**	**10.5%**

Organic growth in Net profit (beia) amounted to 13.7% or €51 million. Net profit was 25.5% higher at €433 million, as a result of strong organic profit growth, which was only partially offset by a negative first-time consolidation effect of €10 million. Exchange-rate movements had a limited negative effect.
Basic earnings per share (EPS) amounted to €0.88 compared with €0.70 in the same period in 2005.

Exceptional items

In 2006 Heineken recorded €38 million in book gains before tax on the sale of non-core assets. In the first half of 2005 Heineken reported a €34 million exceptional charge before tax in respect of restructuring.

In the second half of 2006, Heineken will record an exceptional net book gain of €279 million on the sale of the land of the existing brewery in Seville, Spain. In 2005, Heineken reported costs of €69 million before tax in respect of redundancies at the same brewery.
Heineken also expects to report exceptional costs before tax of €60-75 million in the second half of 2006 relating to the implementation of the Fit 2 Fight cost-saving programmes.

Exchange-rate movements

The effect of movements in exchange rates on EBIT (beia) was €15 million positive, but the impact on Net profit (beia) of €2 million negative.

Heineken delays the impact on the group's results of fluctuations in the USD/€ exchange-rate by hedging its dollar exposure resulting from export activities, 12-18 months in advance. The effects of these hedging activities must be accounted for partly at EBIT level and partly as Other net financing income, complying with IAS 32/39 accounting policies.

The average USD-rate realised in the first half of 2006 was €/USD1.28, compared with €/USD1.24 in the same period in 2005. The effect of the USD (after hedging) on EBIT was negligible and €7 million negative on Net profit (beia).

Heineken expects a net dollar inflow of USD870 million in 2006, 91% of which was already hedged on 1 September at €/USD1.26, including hedging costs. For 2007, the net dollar inflow is forecast at USD890 million and has been hedged for USD656 million (74%) on 1 September at USD/€1.26.

Balance sheet and cash flow

Cash flow from operating activities increased to €632 million from €566 million in the first half of 2005, due to the better operating performance. Investments in working capital absorbed €307 million of cash flow reflecting the seasonality of the business and in line with the €303 million in same period in 2005.

Gross capital expenditures on fixed assets at €400 million, represented 7.0% of revenues compared with 8.0% at the end of June 2005. The capital expenditure forecast for 2006 is €875 million, including €110 million relating to the construction of the new brewery in Seville, Spain. The consideration for the Spanish real estate sale will be received in tranches: 20% in 2006, 40% in 2007 and 40% in 2008. The tax related with the capital gain will be paid in full in 2006.

Cash and securities at the end of June amounted to €477 million, while interest-bearing debt totalled €3,060 million. The net debt position improved further to €2,583 million, from €2,862 million at the end of June 2005 and €2,647 million on 31 December 2005. Equity attributable to equity holders of the parent amounted to €4,251 million, equating to a book value per share of €8.68 compared with €8.10 at the end of 2005.

<u>**Appendices**</u>

1. Consolidated Income Statement of Heineken N.V.
2. Consolidated Balance Sheet of Heineken N.V.
3. Movement in total equity
4. Consolidated statement of recognised income and expense
5. Information by region
6. Consolidated Statement of Cash Flow of Heineken N.V.
7. Notes to the condensed interim financial statements
8. Glossary Heineken. N.V.

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 606355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

The press conference will be broadcast live via the website from 09.00 CET today. The presentation for analysts can be seen live from 12.30 CET. The analysts' conference call will be held at 16.00 CET and will be broadcast live via the website. The three presentations can be monitored live on www.heinekeninternational.com, from which they can be downloaded afterwards.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With group beer volume of 119 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2005, revenues amounted to €11 billion and net profit before exceptional items and amortisation of brands amounted to €840 million. Heineken employs 64,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Appendix 1

Consolidated income statement of Heineken N.V.*

For the six months period ended 30 June 2006

In millions of Euro	**2006**	**2005**
Revenues	**5,738**	**5,142**
Raw material, consumables and services	3,588	3,184
Personnel expenses	1,066	1,027
Amortisation and depreciation	336	340
Total expenses	4,990	4,551
Operating profit	**748**	**591**
Interest income	13	33
Interest expenses	(91)	(105)
Other net financing income	8	19
Net financing costs	(70)	(53)
Share of profit of associates	11	10
Profit before tax	**689**	**548**
Income tax expense	(194)	(159)
Profit	**495**	**389**
Attributable to:		
Minority interest	62	44
Equity holders of the parent (Net Profit)	**433**	**345**
Number of shares	489,674,594	489,974,594
Basic earnings per share (in Euro)	0.88	0.70
Diluted earnings per share (in Euro)	0.88	0.70

* Unaudited

Appendix 1 continued

Raw materials, consumables and services* *In millions of Euro*	**2006**	**2005**
Raw materials	378	359
Packaging	713	607
Goods for resale	728	657
Stock movements	(28)	(19)
Marketing and selling expenses	746	676
Transport costs	308	253
Energy and water	134	102
Repair and maintenance	127	114
Other expenses	482	435
	3,588	**3,184**

*Unaudited

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P.O. Box 28 – 1000AA Amsterdam – Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered office in Amsterdam – Trade Register Amsterdam no. 33011433

Appendix 2

Consolidated balance sheet of Heineken N.V.*

As at 30 June 2006

In millions of Euro	**30 June 2006**	**31 December 2005**	**30 June 2005**
Assets			
Property, plant & equipment	4,958	5,067	4,777
Intangible assets	2,392	2,380	1,935
Investments in associates	170	172	205
Investments	627	646	689
Deferred tax assets	280	286	265
Total non-current assets	**8,427**	**8,551**	**7,871**
Inventories	990	883	960
Trade and other receivables	2,303	1,787	2,260
Investments	16	23	19
Cash and cash equivalents	461	585	695
Total current assets	**3,770**	**3,278**	**3,934**
Total assets	**12,197**	**11,829**	**11,805**
Equity			
Issued capital	784	784	784
Reserves	570	568	441
Retained earnings	2,897	2,617	2,364
Total equity attributable to equity holders of the parent	**4,251**	**3,969**	**3,589**
Minority interests	**507**	**545**	**492**
Total equity	**4,758**	**4,514**	**4,081**
Liabilities			
Interest-bearing loans and borrowings	2,144	2,195	2,509
Other non-current liabilities	32	38	38
Employee benefits	644	664	689
Provisions	347	273	332
Deferred tax liabilities	423	393	382
Total non-current liabilities	**3,590**	**3,563**	**3,950**
Bank overdraft	251	351	589
Interest-bearing loans and borrowings	665	709	478
Trade and other payables	2,734	2,451	2,570
Income tax payable	191	141	106
Provisions	8	100	31
Total current liabilities	**3,849**	**3,752**	**3,774**
Total liabilities	**7,439**	**7,315**	**7,724**
Total equity, minority interest and liabilities	**12,197**	**11,829**	**11,805**

* Unaudited

Appendix 3

Movement in total equity*

In millions of Euro

	Issued capital	Reserves	Retained earnings	Total equity attributable to equity holders of the parent	Minority interests	Total equity
Balance at 1 January 2005	784	354	2,118	3,256	477	3,733
Net income recognised directly in equity	-	84	22	106	2	108
Profit	-	-	345	345	44	389
Transfer from retained earnings	-	3	(3)	-	-	-
Long term incentive plan	-	-	-	-	-	-
Dividends to shareholders	-	-	(118)	(118)	(30)	(148)
Shares issued	-	-	-	-	(1)	(1)
Changes in consolidation	-	-	-	-	-	-
Balance at 30 June 2005	784	441	2,364	3,589	492	4,081
Balance at 1 July 2005	784	441	2,364	3,589	492	4,081
Net income recognised directly in equity	-	112	(70)	42	56	98
Profit	-	80	336	416	64	480
Transfer to retained earnings	-	(65)	65	-	-	-
Long term incentive plan	-	-	-	-	-	-
Dividends to shareholders	-	-	(78)	(78)	(56)	(134)
Shares issued	-	-	-	-	-	-
Changes in consolidation	-	-	-	-	(11)	(11)
Balance at 31 December 2005	784	568	2,617	3,969	545	4,514
Balance at 1 January 2006	784	568	2,617	3,969	545	4,514
Net income recognised directly in equity	-	12	(37)	(25)	(35)	(60)
Profit	-	-	433	433	62	495
Transfer to retained earnings	-	-	-	-	-	-
Long term incentive plan	-	-	2	2	-	2
Dividends to shareholders	-	-	(118)	(118)	(64)	(182)
Purchase of shares	-	(10)	-	(10)	1	(9)
Changes in consolidation	-	-	-	-	(2)	(2)
Balance at 30 June 2006	784	570	2,897	4,251	507	4,758

	30 June 2006	30 June 2005
Number of shares as at 1 January	489,974,594	489,974,594
Effect purchase own shares	(300,000)	-
Number of shares as at 30 June	489,674,594	489,974,594
Number of shares (diluted) as at 30 June	489,974,594	489,974,594

* Unaudited

Appendix 4

Consolidated statement of recognised income and expense*

For the six months period ended 30 June 2006
In millions of Euro

	30 June 2006	31 December 2005	30 June 2005
Foreign exchange translation differences	(106)	94	107
Transition to IAS 32 and 39:			
- Change in hedging and fair value reserve	-	(1)	68
- Change in retained earnings	-	(3)	(20)
Fair value adjustments available for sale investments	(17)	2	15
Cash flow hedges:			
- Effective portion of changes in fair value	62	(9)	(54)
- Transferred to the income statement	1	15	(8)
Net income recognised directly in equity	(60)	98	108
Profit	495	480	389
Total recognised income and expense	**435**	**578**	**497**
Attributable to:			
Equity holders of the parent	408	458	451
Minority interest	27	120	46
Total recognised income and expense	**435**	**578**	**497**

* Unaudited

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered office in Amsterdam – Trade Register Amsterdam no. 33011433

Appendix 5

Information by region*

For the six months period ended 30 June 2006

In millions of Euro	**2006**	**2005**
Revenues**		
Western Europe	2,653	2,566
Central and Eastern Europe	1,591	1,279
Americas	964	821
Africa and Middle East	564	483
Asia/Pacific	281	249
Head Office/eliminations	(315)	(256)
Total revenues	**5,738**	**5,142**
EBIT		
Western Europe	328	267
Central and Eastern Europe	156	108
Americas	127	120
Africa and Middle East	115	100
Asia/Pacific	47	37
Head Office/eliminations	(14)	(31)
Total EBIT	**759**	**601**
EBIT (beia)		
Western Europe	296	289
Central and Eastern Europe	155	111
Americas	127	120
Africa and Middle East	115	100
Asia/Pacific	47	37
Head Office/eliminations	(14)	(19)
Total EBIT (beia)	**726**	**638**
Total assets		
Western Europe	3,966	3,868
Central and Eastern Europe	5,170	4,444
Americas	1,157	1,219
Africa and Middle East	1,017	1,048
Asia/Pacific	479	438
Head Office	293	382
	12,082	11,399
Unallocated items	115	406
Total assets	**12,197**	**11,805**

* Unaudited

** 2005 figures are restated, as revenues from services are included in the regions and no longer presented separately. More over, Head Office cost is reported separately and no longer included under Western Europe.

Appendix 6

Consolidated statement of cash flows of Heineken N.V.*

For the six months period ended 30 June 2006 *In millions of Euro*	**2006**	**2005**
Operating activities		
Profit attributable to the equity holders of the parent net profit)	433	345
Adjustments for:		
Depreciation and amortisation	374	355
Gain on sale of property, plant & equipment and intangible assets	(38)	(15)
Investment income and share of profit of associates	(31)	(50)
Interest expense	91	105
Tax expense	194	159
Minority interest	62	44
Other non-cash items	52	64
Cash flow from operations before changes in working capital and provisions	**1,137**	**1,007**
Change in trade and other receivables	(510)	(539)
Change in inventories	(157)	(134)
Change in trade and other payables	360	370
Total change in working capital	**(307)**	**(303)**
Change in provisions and employee benefits	(32)	8
Cash flow from operations	**798**	**712**
Interest paid and received	(56)	(57)
Dividend received	10	5
Income taxes paid	(120)	(94)
Cash flow from interest dividend and income tax	**(166)**	**(146)**
Cash flow from operating activities	**632**	**566**
Investing activities		
Proceeds from sale of property, plant & equipment and intangible assets	70	52
Purchase of intangible assets	(14)	(7)
Purchase of property, plant & equipment	(386)	(402)
Loans issued to customers (debt securities)	(88)	(99)
Repayment on loans to customers (debt securities)	62	60
Cash flow from operational investing activities	**(356)**	**(396)**

* Unaudited

Consolidated statement of cash flows of Heineken N.V. - continued

For the six months period ended 30 June 2006
In millions of Euro

	2006	**2005**
Acquisition of subsidiaries, associates and investments	(50)	(206)
Disposal of subsidiaries, associates and investments	17	260
Cash flow from acquisitions	**(33)**	**54**
Cash flow from investing activities	**(389)**	**(342)**
Financing activities		
Proceeds from long term borrowings	78	544
Repayment of long term borrowings	(163)	(653)
Dividends paid	(189)	(168)
Other	20	13
Cash flow from financing activities	**(254)**	**(264)**
Net Cash Flow	**(11)**	**(40)**
Cash at 1 January	234	157
Effect of foreign exchange movements	(13)	(11)
Cash at 31 December	**210**	**106**

Appendix 7: Notes to the condensed interim financial statements

Reporting entity

Heineken N.V. (the 'Company') is a company domiciled in the Netherlands. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as 'Heineken') and Heineken's interest in associates and joint ventures.

Heineken's consolidated financial statements for 2005 are available on request from Heineken's Corporate Relations department, P.O. Box 28, 1000 AA Amsterdam, The Netherlands or can be obtained from the website www.heinekeninternational.com.

Accounting policies

The accounting policies applied by Heineken in these condensed consolidated interim financial statements are the same as the policies applied by Heineken in the consolidated financial statements for 2005. Applied are International Financial Reporting Standards (IFRS) adopted by the EU (i.e., only IFRS which have been adopted for use in the EU at the date of publication).
They do not contain all the information required for a complete full-year set of financial statements and should be read in conjunction with Heineken's consolidated financial statements for 2005.

Use of estimates

The preparation of interim financial statements involves the forming of judgements by management, based on estimates and assumptions affecting the application of the accounting policies and the reported carrying amounts of assets and liabilities and amounts of income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the principal judgements formed by management in applying Heineken's accounting policies and the principal sources of the estimates used were the same as the judgements and sources used in preparing the consolidated financial statements for 2005.

Risk management

Heineken's objectives and policy with regard to the management of financial risks are the same as the objectives and policy set forth in the consolidated financial statements for 2005.

Appendix 8: Glossary Heineken N.V.

Amstel® volume	The group volume of the Amstel brand
beia	Before exceptional items and amortisation of brands
Capex	Capital expenditure on property, plant and equipment
Cash conversion ratio	Free operating cash flow / Profit (beia)
Consolidated beer volume	100% of beer volume produced and sold by fully consolidated companies and the share of beer volume produced and sold by proportionately consolidated joint-venture companies.
Depletions	Sales by distributors to the retail trade
Dividend pay out	Dividend as a percentage of net profit
Earnings per share	Net Profit divided by the average number of share outstanding during the year
EBIT	Earnings before interest and taxes and other net financing costs
EBITDA	Earnings before interest and taxes and other net financing costs before depreciation and amortisation
Effective tax rate	Taxable profit adjusted for share of profit of associates, dividend income and impairments of other investments
Fit 2 Fight	Cost-saving programme aimed at reducing the fixed cost base versus 2005 by €200 million by 2008.
Fixed costs under Fit 2 Fight	Fixed costs under Fit 2 Fight include personnel, depreciation and amortisation, repair and maintenance and other fixed expenses. Exceptional items are excluded in these expenses
Fixed costs ratio	Fixed costs under Fit 2 Fight as a percentage of revenues
Free operating cash flow	This represents the total of cash flow from operating activities, and cash flow from operational investing activities
Gearing	Net debt/shareholders' equity
Group beer volume	The part of the total group volume that relates to beer
Heineken® volume	The group volume of the Heineken® brand
Heineken® volume in premium segment	The group volume of the Heineken® brand in the premium segment (Heineken® volume in the Netherlands is excluded)
Net debt	Non-current and current interest bearing loans and borrowings and bank overdrafts less securities and cash
Net interest cover	EBITDA/Net interest costs
Net Profit	Profit after deduction of minority interests (Profit attributable to equity holders of Heineken N.V.)
Organic growth	Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and changes in accounting policies
Organic volume growth	Increase in consolidated volume, excluding the effect of

P.O. Box 28 – 1000AA Amsterdam – Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered office in Amsterdam – Trade Register Amsterdam no. 33011433

	the first-time consolidation of acquisitions.
Profit	Total profit of the group before deduction of minority interests
®	All brand names mentioned in this press release, including those not marked by an ® are registered trade marks and are legally protected
Regional beer volume	The group beer volume in a region. A region is defined as Heineken's managerial classification of countries into geographical units.
Revenues	Net realised sales proceeds in Euros
Top line growth	Growth in net revenue
Total beer volume	The group beer volume in a country
Total group volume	100% of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties

Disclaimer

This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.